B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2019	2018

Gold revenue	$301,664	$344,288

Cost of sales
Production costs	(126,502)	(122,298)
Depreciation and depletion	(67,390)	(81,248)
Royalties and production taxes	(19,456)	(21,162)
Total cost of sales	(213,348)	(224,708)

Gross profit	88,316	119,580

General and administrative	(15,778)	(12,018)
Share-based payments (Note 9)	(4,747)	(3,994)
Impairment of long-lived assets (Note 6)	—	(18,186)
Provision for non-recoverable input taxes	50	(556)
Foreign exchange gains (losses)	1,029	(367)
Other	(618)	(961)
Operating income	68,252	83,498

Unrealized gain on fair value of convertible notes	—	11,214
Community relations	(1,087)	(1,343)
Interest and financing expense	(7,768)	(8,305)
Gains on derivative instruments	6,246	3,028
Other	(94)	(133)
Income before taxes	65,549	87,959

Current income tax, withholding and other taxes (Note 13)	(27,181)	(39,479)
Deferred income tax (expense) recovery (Note 13)	(11,845)	8,948
Net income for the period	$26,523	$57,428

Attributable to:
Shareholders of the Company	$22,295	$56,482
Non-controlling interests	4,228	946
Net income for the period	$26,523	$57,428

Earnings per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.02	$0.06
Diluted	$0.02	$0.04

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	1,001,410	982,160
Diluted	1,015,484	1,063,532

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2019	2018

Net income for the period	$26,523	$57,428

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income:
Impact of change in credit spread on convertible notes	—	(68)
Unrealized gain (loss) on investments (Note 5)	669	(2,948)
Other comprehensive income (loss) for the period	669	(3,016)
Total comprehensive income for the period	$27,192	$54,412

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$669	$(3,016)
Non-controlling interests	—	—
	$669	$(3,016)

Total comprehensive income attributable to:
Shareholders of the Company	$22,964	$53,466
Non-controlling interests	4,228	946
	$27,192	$54,412

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2019	2018
Operating activities
Net income for the period	$26,523	$57,428
Mine restoration provisions settled	(693)	—
Non-cash charges, net (Note 14)	64,350	74,717
Changes in non-cash working capital (Note 14)	(1,922)	13,810
Changes in long-term value added tax receivables	(1,839)	1,321
Cash provided by operating activities	86,419	147,276

Financing activities
Repayment of revolving credit facility (Note 8)	—	(75,000)
Equipment loan facilities, drawdowns net of transaction costs (Note 8)	—	25,294
Repayment of equipment loan facilities (Note 8)	(2,312)	(3,017)
Interest and commitment fees paid	(5,774)	(6,887)
Common shares issued for cash on exercise of stock options (Note 9)	21,165	4,875
Principal payments on lease arrangements (Note 2)	(757)	—
Restricted cash movement	(856)	(1,418)
Other	(180)	(425)
Cash provided (used) by financing activities	11,286	(56,578)

Investing activities
Expenditures on mining interests:
Fekola Mine	(21,284)	(21,087)
Masbate Mine	(8,444)	(11,837)
Otjikoto Mine	(7,282)	(11,376)
Libertad Mine	(4,351)	(4,615)
Limon Mine	(7,429)	(5,980)
Gramalote Project	(1,188)	(2,436)
Other exploration and development (Note 14)	(8,368)	(13,653)
Other	(151)	(15)
Cash used by investing activities	(58,497)	(70,999)

Increase in cash and cash equivalents	39,208	19,699

Effect of exchange rate changes on cash and cash equivalents	(377)	749
Cash and cash equivalents, beginning of period	102,752	147,468
Cash and cash equivalents, end of period	$141,583	$167,916

Supplementary cash flow information (Note 14)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2019	As at December 31, 2018
Assets
Current
Cash and cash equivalents	$141,583	$102,752
Accounts receivable, prepaids and other	20,893	12,651
Value-added and other tax receivables	15,684	13,657
Inventories (Note 4)	226,050	233,971
	404,210	363,031

Long-term investments (Note 5)	4,824	4,155
Value-added tax receivables	24,047	22,185
Mining interests (Note 6 and Note 17 - Schedules)
Owned by subsidiaries	2,039,259	2,035,097
Investments in joint ventures	73,266	72,078
Other assets (Note 7)	44,929	40,351
Deferred income taxes	2,479	10,907
	$2,593,014	$2,547,804
Liabilities
Current
Accounts payable and accrued liabilities	$72,612	$80,318
Current income and other taxes payable	79,988	66,904
Current portion of long-term debt (Note 8)	29,748	25,008
Current portion of prepaid sales (Note 10)	12,000	30,000
Current portion of mine restoration provisions	3,044	3,170
Other current liabilities	1,262	1,850
	198,654	207,250

Long-term debt (Note 8)	453,372	454,527
Mine restoration provisions	114,262	114,051
Deferred income taxes	106,801	103,384
Employee benefits obligation	12,328	12,063
Other long-term liabilities	2,280	3,676
	887,697	894,951
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 1,004,748,151 common shares (Dec 31, 2018 – 994,621,917)	2,262,165	2,234,050
Contributed surplus	67,916	70,889
Accumulated other comprehensive loss	(145,484)	(146,153)
Deficit	(524,686)	(547,839)
	1,659,911	1,610,947
Non-controlling interests	45,406	41,906
	1,705,317	1,652,853
	$2,593,014	$2,547,804

Commitments (Note 16)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2019
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2018	994,622	$2,234,050	$70,889	$(146,153)	$(547,839)	$41,906	$1,652,853

Net income for the period	—	—	—	—	22,295	4,228	26,523
Unrealized gain on investments (Note 5)	—	—	—	669	—	—	669
Shares issued on exercise of stock options (Note 9)	10,126	19,801	—	—	—	—	19,801
Interest on loan to non-controlling interest	—	—	—	—	858	(728)	130
Share-based payments (Note 9)	—	—	5,341	—	—	—	5,341
Transfer to share capital on exercise of stock options	—	8,314	(8,314)	—	—	—	—

Balance at March 31, 2019	1,004,748	$2,262,165	$67,916	$(145,484)	$(524,686)	$45,406	$1,705,317

	2018
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2017	980,933	$2,197,267	$60,039	$(94,294)	$(610,908)	$14,289	$1,566,393

Net income for the period	—	—	—	—	56,482	946	57,428
IFRS 9 transition adjustment on January 1, 2018	—	—	—	(45,478)	45,478	—	—
Impact of change in credit spread on convertible notes	—	—	—	(68)	—	—	(68)
Unrealized loss on investments (Note 5)	—	—	—	(2,948)	—	—	(2,948)
Payments received from non-controlling interests	—	—	—	—	—	206	206
Shares issued on exercise of stock options	2,278	4,467	—	—	—	—	4,467
Shares issued on vesting of RSUs	25	49	(49)	—	—	—	—
Share-based payments (Note 9)	—	—	4,437	—	—	—	4,437
Transfer to share capital on exercise of stock options	—	1,976	(1,976)	—	—	—	—

Balance at March 31, 2018	983,236	$2,203,759	$62,451	$(142,788)	$(508,948)	$15,441	$1,629,915

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with five operating mines (one in Mali, one in the Philippines, one in Namibia and two in Nicaragua) and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Namibia, Nicaragua and Finland.

The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines, the Otjikoto Mine in Namibia, and La Libertad Mine and El Limon Mine in Nicaragua. The Company has an 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

Other than as stated below, these condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 7, 2019.

New accounting standards adopted

IFRS 16 - Leases

IFRS 16, Leases eliminates the classification of leases as either operating or finance leases and introduces a single lessee model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. As a result, comparative information has not been restated and is accounted for under IAS 17, Leases.

New leases accounting policy effective January 1, 2019:

At the inception of a contract, to determine if it contains a lease, the Company assesses whether it conveys the right to control and obtain substantially all of the economic benefits of an identified asset, for a period of time, in exchange for consideration. Where a contract contains a lease, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

The right-of-use asset is measured at cost less any accumulated depreciation and impairment losses and may be adjusted for any remeasurement of the lease liability. Cost is the amount of the initial lease liability plus any initial direct costs incurred and any lease payments made at or before the commencement date less any incentives received.

The right-of-use assets are included in the cost of property, plant and equipment for the associated mining interest on the balance sheet. They are depreciated, in accordance with the Company's existing accounting policy, over the shorter of the term of the lease or the life of the asset.

The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract. If the implicit rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. The lease payments include fixed payments less any incentives receivable, variable lease payments that depend on an index or rate and amounts expected to be paid under residual value guarantees. Where the lease contains an extension or purchase option, the costs associated with the option are included if it is reasonably expected to be exercised by the Company.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Thereafter, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured to reflect any modifications to the contract terms. Lease liabilities are presented as a component of debt on the condensed interim consolidated balance sheet.

The Company has elected not to recognise right-of-use assets and lease liabilities for contracts that have a lease term of 12 months or less or are for the use of low value assets. These contracts are recognized as an expense in the condensed interim consolidated statement of operations in the period the cost is incurred. In addition, for certain asset classes, the Company has elected to treat both lease and non-lease components as a single lease component for the purposes of applying IFRS 16.

Impact of adopting IFRS 16:

Upon transition to IFRS 16, the Company recognized right-of-use assets and initial lease liabilities totalling $8 million. The lease liabilities have remaining terms of between 1 and 15 years and are discounted at borrowing rates ranging from 5% to 13%. The following table outlines the difference between operating lease commitments immediately preceding the date of initial application and lease liabilities recognised on the condensed interim consolidated balance sheet at application:

$

Future minimum lease payments under operating leases at December 31, 2018	8,422
Initial recognition of contracts	1,435
Commitments relating to short-term and low-value leases	(757)
Undiscounted lease payments at January 1, 2019	9,100
Effect of discounting at January 1, 2019	(1,565)
Lease liabilities arising on initial application of IFRS 16	7,535

The Company applied the following practical expedients in the adoption of IFRS 16:

•	Applied the exception not to recognize right-of-use assets for leases with a term of 12 months or less remaining at January 1, 2019;

•	For contracts previously determined to contain a finance lease under IAS 17, used the carrying amount of the right-of-use asset and lease liability determined under IAS 17;

•	Excluded initial direct costs from measuring right-of-use assets at the date of initial application;

•	For certain classes of assets, the Company has elected to account for both the lease and non-lease components as a single lease component.

Payments totalling $1 million relating to short-term leases (those with a term of 12 months or less at January 1, 2019) and $13 million relating to variable lease payments (including both lease and non-lease components) have been expensed in the condensed interim consolidated statement of operations during the three months ended March 31, 2019.

During the first quarter of 2019, the Company recognized depreciation of $1 million on new right-of-use assets recognized under IFRS 16 in the condensed interim consolidated statement of operations and made payments on these leases of $1 million. The continuity of lease liabilities, including those recognised under IFRS 16, is shown in Note 8.

The expected timing of undiscounted lease payments at March 31, 2019 for leases recognized upon adoption of IFRS 16 is as follows:

March 31, 2019
$

Less than one year	2,184
One to five years	5,383
More than five years	715
8,282

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3	Significant accounting judgements and estimates

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions including future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

4	Inventories

	March 31, 2019	December 31, 2018
	$	$

Gold and silver bullion	35,145	35,052
In-process inventory	14,331	16,345
Ore stock-pile inventory	58,321	58,546
Materials and supplies	118,253	124,028
	226,050	233,971

Ore stock-pile inventory includes amounts for the Fekola Mine of $31 million (December 31, 2018 - $37 million), for the Otjikoto Mine of $24 million (December 31, 2018 – $18 million), and for the Masbate Mine of $3 million (December 31, 2018 - $2 million).

At March 31, 2019, the Company recorded a net realizable value adjustment of $1 million with respect to the carrying value of certain gold bullion and in-process inventory balances related to La Libertad mine.

5	Long-term investments

	March 31, 2019			December 31, 2018
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Calibre Mining Corp.	7,844	(5,841)	2,003	7,844	(6,395)	1,449
RTG Mining Inc.	13,400	(12,384)	1,016	13,400	(12,306)	1,094
St. Augustine Gold & Copper Ltd.	20,193	(19,171)	1,022	20,193	(19,194)	999
Libero Copper Corp.	632	148	780	632	(22)	610
Goldstone Resources Ltd.	20	(17)	3	20	(17)	3
Balance, end of period	42,089	(37,265)	4,824	42,089	(37,934)	4,155

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Mining interests

	March 31, 2019	December 31, 2018
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,192,166	1,168,491
Accumulated depreciation and depletion	(167,977)	(144,335)
	1,024,189	1,024,156
Masbate Mine, Philippines
Cost, net of impairment	695,136	681,509
Accumulated depreciation and depletion	(262,746)	(248,021)
	432,390	433,488
Otjikoto Mine, Namibia
Cost	583,067	575,127
Accumulated depreciation and depletion	(254,361)	(238,579)
	328,706	336,548
Libertad Mine, Nicaragua
Cost, net of impairment	320,763	315,569
Accumulated depreciation and depletion	(298,073)	(295,715)
	22,690	19,854
Limon Mine, Nicaragua
Cost	226,290	217,263
Accumulated depreciation and depletion	(153,826)	(149,541)
	72,464	67,722

Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	73,765	73,173
Fekola Regional, Mali	22,141	21,903
Toega, Burkina Faso	20,012	19,581
Mocoa Royalty, Colombia	10,230	10,230
Ondundu, Namibia	8,480	8,273
Finland Properties, Finland	6,167	5,947
Other	15,297	13,542
	156,092	152,649
Corporate & other
Office, furniture and equipment, net	2,728	680
	2,039,259	2,035,097
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	73,266	72,078
	2,112,525	2,107,175

Mocoa

During the quarter ended March 31, 2018, the Company made the decision to dispose of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income during the first quarter of 2018.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7	Other assets

	March 31, 2019	December 31, 2018
	$	$

Low-grade stockpile	20,165	18,237
Debt service reserve accounts (Note 8)	12,196	13,736
Loan receivable, including accrued interest	4,828	5,053
Reclamation deposits	4,498	2,485
Derivative instruments at fair value (Note 11)	217	—
Other	3,025	840
	44,929	40,351

The current portion of derivative instruments at fair value in an asset position of $4 million (December 31, 2018 - $1 million) is recorded in Accounts receivable, prepaids and other on the Company's condensed interim consolidated balance sheet.

8	Long-term debt

	March 31, 2019	December 31, 2018
	$	$
Revolving credit facility:
Principal amount	400,000	400,000
Less: unamortized transaction costs	(3,766)	(4,178)
	396,234	395,822
Equipment loans/finance lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	56,182	57,242
Masbate equipment loan facility (net of unamortized transaction costs)	12,265	13,071
Otjikoto equipment loan facility (net of unamortized transaction costs)	9,347	10,816
Lease liabilities	8,870	2,186
Nicaraguan equipment loans	222	398
	86,886	83,713

	483,120	479,535
Less: current portion	(29,748)	(25,008)
	453,372	454,527

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The changes in debt balances during the three months ended March 31, 2019 are as follows:

	Revolving credit facility	Equipment loans	Lease Liabilities	Nicaraguan equipment loans	Total
	$	$	$	$	$

Balance at December 31, 2018	395,822	81,129	2,186	398	479,535
Adoption of IFRS 16 (Note 2)	—	—	7,535	—	7,535
Debt repayments	—	(2,312)	(711)	(176)	(3,199)
Foreign exchange gains	—	(1,170)	(42)	—	(1,212)
Non-cash interest and financing expense	412	147	—	—	559
Accretion	—	—	(98)	—	(98)
Balance at March 31, 2019	396,234	77,794	8,870	222	483,120

Less current portion	—	(27,033)	(2,493)	(222)	(29,748)
	396,234	50,761	6,377	—	453,372

Revolving corporate credit facility

As at March 31, 2019, the Company had drawn down $400 million under the $500 million revolving credit facility ("RCF"), leaving an undrawn and available balance of $100 million.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at March 31, 2019, the Company was in compliance with these debt covenants.

Fekola equipment loan facility

As at March 31, 2019, Euro 2 million ($2 million equivalent) was available for future drawdowns. The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At March 31, 2019, the balance in the DSRA was Euro 8 million ($9 million equivalent).

Otjikoto equipment loan facility

The Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At March 31, 2019, the balance in the DSRA was $3 million.

Masbate equipment loan facility

As at March 31, 2019, $1 million was available for future drawdowns.

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2019, the Company had 1,004,748,151 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.
For the three months ended March 31, 2019, share-based payments expense, relating to the vesting of stock options, was $4 million, (2018 - $3 million) net of $1 million (2018 - $nil) capitalized to mining interests.
For the three months ended March 31, 2019, the Company issued 10 million shares for proceeds of $20 million, upon the exercise of stock options. Subsequent to March 31, 2019, 3 million shares were issued for proceeds of $4 million upon the exercise of stock options.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the three months ended March 31, 2019, 0 million options were granted. As at March 31, 2019, 57 million stock options were outstanding.
A summary of changes to stock options outstanding:

	Number of outstanding options ('000's)	Weighted-average exercise price (in Cdn. $)

Outstanding at December 31, 2018	67,632	2.96
Granted	155	3.72
Exercised	(10,771)	2.61
Forfeited or expired	(165)	3.49
Outstanding at March 31, 2019	56,851	3.03
For the three months ended March 31, 2019, share-based payments expense, relating to the vesting of restricted share units ("RSUs"), was $1 million (2018 - $1 million).
There were no RSUs issued during the period. As at March 31, 2019, 2 million RSUs were outstanding. Subsequent to March 31, 2019, 3 million RSU were issued to employees of the Company.
There were 18,000 deferred share units ("DSUs") issued during the period. As at March 31, 2019, 534,000 DSUs were outstanding. Subsequent to March 31, 2019, 297,000 million DSUs were issued to directors of the Company.
Earnings per share
The following is the calculation of diluted net income attributable to shareholders of the Company for the period:

	For the three months ended Mar. 31, 2019	For the three months ended Mar. 31, 2018

Net income for the period (attributable to shareholders of the Company)	$22,295	$56,482
Dilutive impact of gain on fair value of convertible notes	$—	$(11,214)
Diluted net income for the period (attributable to shareholders of the Company)	$22,295	$45,268
The following is the calculation of diluted weighted average number of common shares outstanding for the period:

	For the three months ended Mar. 31, 2019	For the three months ended Mar. 31, 2018

Basic weighted average number of common shares outstanding (in thousands)	1,001,410	982,160

Effect of dilutive securities:
Convertible notes	—	65,798
Stock options	13,411	15,135
Restricted share units	663	439
Diluted weighted average number of common shares outstanding (in thousands)	1,015,484	1,063,532

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is the basic and diluted earnings per share:

	For the three months ended Mar. 31, 2019	For the three months ended Mar. 31, 2018

Earnings per share (attributable to shareholders of the Company)
Basic	$0.02	$0.06
Diluted	$0.02	$0.04

10	Prepaid Sales

During the three months ended March 31, 2019, the Company delivered 15,169 ounces into contracts valued at $18 million. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations.

As at March 31, 2019, the Company had $12 million of outstanding contracts for the delivery of 10,113 ounces during the second quarter of 2019.

11	Derivative Financial instruments

Fuel derivatives
During the three months ended March 31, 2019, the Company entered into additional forward contracts for the purchase of 24,852,000 litres of gas oil and additional collar contracts for 19,202,000 litres of gas oil with settlements scheduled between August 2019 and January 2021. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL.
The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at March 31, 2019:

	2019	2020	2021	Total
Forward – fuel oil:
Litres (thousands)	25,766	16,438	—	42,204
Average strike price	$0.32	$0.33	$—	$0.32

Forward – gas oil:
Litres (thousands)	22,782	21,908	1,717	46,407
Average strike price	$0.45	$0.49	$0.49	$0.47

Forward – diesel:
Litres (thousand)	1,925	1,599	—	3,524
Average strike price	$0.51	$0.57	$—	$0.54

Collars - fuel oil:
Litres (thousand)	6,536	10,697	1,969	19,202
Average ceiling price	$0.29	$0.27	$0.27	$0.28
Average floor price	$0.42	$0.40	$0.40	$0.41
The unrealized fair value of these contracts at March 31, 2019 was $5 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Interest Rate Swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at March 31, 2019 was $0 million.

12	Financial Instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at March 31, 2019, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at March 31, 2019		As at December 31, 2018
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 5)	4,824	—	4,155	—
Fuel derivative contracts (Note 11)	—	4,588	—	(1,837)
Interest rate swaps (Note 11)	—	(241)	—	740

The fair value of the Company’s long-term investments were determined using market quotes from an active market for each investment.
The fair value of the fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.
The fair value of the Company's other financial instruments approximate their carrying value.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Mar. 31, 2019	For the three months ended Mar. 31, 2018
	$	$

Consolidated income before income taxes	65,549	87,959
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	17,698	23,749

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	448	582
Non-deductible expenditures	7,313	6,746
Losses for which no tax benefit has been recorded	3,927	7,921
Benefit of optional tax deductions	(2,684)	—
Withholding tax	2,140	2,168
Minimum tax	1,435	1,259
Change due to foreign exchange	8,638	(12,035)
Amounts over provided in prior years	—	141
Changes in estimates of deferred tax assets	111	—
Income tax expense	39,026	30,531

Current income tax, withholding and other taxes	27,181	39,479
Deferred income tax expense (recovery)	11,845	(8,948)
Income tax expense	39,026	30,531

Included in current income tax expense for the three months ended March 31, 2019, is $5 million (2018 - $5 million) related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended Mar. 31, 2019	For the three months ended Mar. 31, 2018
	$	$

Depreciation and depletion	67,390	81,248
Delivery into prepaid sales (Note 10)	(18,000)	(15,000)
Interest and financing expense	7,160	7,676
Unrealized gain on fair value of convertible notes	—	(11,214)
Share-based payments (Note 9)	4,747	3,994
Unrealized gains on derivative instruments	(5,444)	(2,105)
Impairment of long-lived assets (Note 6)	—	18,186
Provision for non-recoverable input taxes	(50)	556
Deferred income tax expense (recovery) (Note 13)	11,845	(8,948)
Other	(3,298)	324
	64,350	74,717

Changes in non-cash working capital:

	For the three months ended Mar. 31, 2019	For the three months ended Mar. 31, 2018
	$	$

Accounts receivable and prepaids	(5,977)	(1,302)
Value-added and other tax receivables	(2,000)	(557)
Inventories	1,670	(15,892)
Accounts payable and accrued liabilities	(8,700)	(4,540)
Current income and other taxes payable	13,085	36,101
	(1,922)	13,810

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended Mar. 31, 2019	For the three months ended Mar. 31, 2018
	$	$

Fekola Mine, exploration	(2,095)	(1,985)
Masbate Mine, exploration	(962)	(1,098)
Otjikoto Mine, exploration	(331)	(404)
Libertad Mine, exploration	(1,146)	(1,167)
Limon Mine, exploration	(465)	(1,308)
Fekola Regional, exploration	(238)	(3,199)
Toega Project, exploration	(471)	(2,189)
Kiaka Project, exploration	(480)	(153)
Ondundu Project, exploration	(207)	(329)
Finland Properties, exploration	(220)	(578)
Other	(1,753)	(1,243)
	(8,368)	(13,653)

Non-cash investing and financing activities:

	For the three months ended Mar. 31, 2019	For the three months ended Mar. 31, 2018
	$	$

Interest on loan to non-controlling interest	858	—
Share-based payments, capitalized to mineral property interests	582	364
Change in current liabilities relating to mineral property expenditures	495	(10,276)
Foreign exchange gain (loss) on Fekola equipment loan facility	1,170	(1,472)

For the three months ended March 31, 2019, the Company paid $7 million of income taxes in cash (2018 - $2 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15	Segmented Information

The Company’s reportable operating segments include its mining operations, namely the Fekola, Masbate, Otjikoto, Libertad, and Limon mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended March 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	151,485	65,827	48,604	12,758	4,990	—	18,000	301,664
Intersegment gold revenue	—	—	—	9,951	9,983		(19,934)	—
Production costs	46,028	27,517	19,292	22,363	11,302	—	—	126,502
Depreciation & depletion	30,253	12,993	17,385	3,538	3,221	—	237	67,627
Net income (loss)	32,600	15,741	2,015	(6,279)	(2,396)	(510)	(14,648)	26,523
Capital expenditures	23,379	9,406	7,613	5,497	7,894	4,557	151	58,497
Total assets	1,196,468	532,486	429,417	56,453	94,567	232,686	50,937	2,593,014

	For the three months ended March 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Project	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	163,280	80,136	57,035	21,959	6,878	—	15,000	344,288
Intersegment gold revenue	—	—	—	2,878	14,414	—	(17,292)	—
Production costs	33,132	33,241	23,494	19,296	13,135	—	—	122,298
Depreciation & depletion	32,601	13,388	17,518	8,006	9,735	—	63	81,311
Net income (loss)	58,919	16,954	11,486	(5,413)	(3,264)	(18,618)	(2,636)	57,428
Capital expenditures	23,072	12,935	11,780	5,782	7,288	10,127	31	71,015
Total assets	1,235,778	518,060	447,357	106,752	74,209	210,285	95,190	2,687,631

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations:

	March 31, 2019	December 31, 2018
	$	$
Mining interests
Mali	1,052,134	1,051,327
Philippines	432,390	433,488
Namibia	337,787	345,417
Burkina Faso	100,069	98,867
Nicaragua	95,291	87,576
Colombia	83,496	82,308
Finland	6,167	5,947
Canada	2,728	680
Other	2,462	1,565
	2,112,524	2,107,175

16	Commitments

As at March 31, 2019, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments of $2 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2019.

•	For payments of $6 million for mobile equipment and $1 million for the construction of the new Fadougou village at the Fekola Mine all of which is expected to be incurred in 2019.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the three months ended March 31, 2019
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2018	Additions	Disposals / write-offs	Reclass	Balance at Mar. 31, 2019	Balance at Dec. 31, 2018	Depreciation	Disposals / write-offs	Balance at Mar. 31, 2019	As at Mar. 31, 2019	As at Dec. 31, 2018
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,168,491	23,795	(120)	—	1,192,166	(144,335)	(23,762)	120	(167,977)	1,024,189	1,024,156
Masbate	681,509	13,627	—	—	695,136	(248,021)	(14,725)	—	(262,746)	432,390	433,488
Otjikoto	575,127	8,132	(192)	—	583,067	(238,579)	(15,971)	189	(254,361)	328,706	336,548
Libertad	315,569	5,194	—	—	320,763	(295,715)	(2,358)	—	(298,073)	22,690	19,854
Limon	217,263	9,027	—	—	226,290	(149,541)	(4,285)	—	(153,826)	72,464	67,722
	2,957,959	59,775	(312)	—	3,017,422	(1,076,191)	(61,101)	309	(1,136,983)	1,880,439	1,881,768

Exploration & evaluation properties (non-depletable)
Kiaka	73,173	592	—	—	73,765	—	—	—	—	73,765	73,173
Fekola Regional	21,903	238	—	—	22,141	—	—	—	—	22,141	21,903
Toega	19,581	431	—	—	20,012	—	—	—	—	20,012	19,581
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Ondundu	8,273	207	—	—	8,480	—	—	—	—	8,480	8,273
Finland	5,947	220	—	—	6,167	—	—	—	—	6,167	5,947
Other	13,542	1,755	—	—	15,297	—	—	—	—	15,297	13,542
	152,649	3,443	—	—	156,092	—	—	—	—	156,092	152,649

Corporate
Office, furniture & equipment	2,518	2,285	—	—	4,803	(1,838)	(237)	—	(2,075)	2,728	680

	3,113,126	65,503	(312)	—	3,178,317	(1,078,029)	(61,338)	309	(1,139,058)	2,039,259	2,035,097

Investments in joint ventures (accounted for using the equity method)
Gramalote	72,078	1,188	—	—	73,266	—	—	—	—	73,266	72,078

	3,185,204	66,691	(312)	—	3,251,583	(1,078,029)	(61,338)	309	(1,139,058)	2,112,525	2,107,175

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the year ended December 31, 2018
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2017	Additions	Disposals / write-offs / impairments	Reclass	Balance at Dec. 31, 2018	Balance at Dec. 31, 2017	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2018	As at Dec. 31, 2018	As at Dec. 31, 2017
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,094,784	71,767	(325)	2,265	1,168,491	(35,477)	(108,895)	37	(144,335)	1,024,156	1,059,307
Masbate	625,722	56,598	(811)	—	681,509	(193,925)	(54,907)	811	(248,021)	433,488	431,797
Otjikoto	527,069	52,386	(4,328)	—	575,127	(163,153)	(76,608)	1,182	(238,579)	336,548	363,916
Libertad	335,651	31,544	(51,626)	—	315,569	(263,838)	(32,501)	624	(295,715)	19,854	71,813
Limon	173,358	30,836	13,069	—	217,263	(127,740)	(22,124)	323	(149,541)	67,722	45,618
	2,756,584	243,131	(44,021)	2,265	2,957,959	(784,133)	(295,035)	2,977	(1,076,191)	1,881,768	1,972,451

Exploration & evaluation properties (non-depletable)
Kiaka	69,989	2,697	—	487	73,173	—	—	—	—	73,173	69,989
Fekola Regional	17,211	4,692	—	—	21,903	—	—	—	—	21,903	17,211
Toega	10,603	8,978	—	—	19,581	—	—	—	—	19,581	10,603
Mocoa Royalty	29,041	7	(18,186)	(632)	10,230	—	—	—	—	10,230	29,041
Ondundu	5,246	3,027	—	—	8,273	—	—	—	—	8,273	5,246
Finland	2,991	2,956	—	—	5,947	—	—	—	—	5,947	2,991
Other	15,890	5,779	(7,640)	(487)	13,542	—	—	—	—	13,542	15,890
	150,971	28,136	(25,826)	(632)	152,649	—	—	—	—	152,649	150,971

Corporate
Office, furniture & equipment	2,264	254	—	—	2,518	(1,553)	(285)	—	(1,838)	680	711

	2,909,819	271,521	(69,847)	1,633	3,113,126	(785,686)	(295,320)	2,977	(1,078,029)	2,035,097	2,124,133

Investments in joint ventures (accounted for using the equity method)
Gramalote	65,830	6,248	—	—	72,078	—	—	—	—	72,078	65,830

	2,975,649	277,769	(69,847)	1,633	3,185,204	(785,686)	(295,320)	2,977	(1,078,029)	2,107,175	2,189,963